Exhibit 99.2

ZHIBAO TECHNOLOGY INC.
FLOOR 3, BUILDING 6, WUXING ROAD
LANE 727, PUDONG NEW AREA
SHANGHAI, CHINA, 201204

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on September 28, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/ZBAO2026SM**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T03800-S48334 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ZHIBAO TECHNOLOGY INC.

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
1. THE SHARE CAPITAL INCREASE PROPOSAL. *"It is resolved, as an ordinary resolution, that the authorised share capital of the Company be increased* ***from*** *US$50,000 divided into 500,000,000 ordinary shares with a par value of US$0.0001 each consisting of (i) 450,000,000 Class A ordinary shares with a par value of US$0.0001 each; and (ii) 50,000,000 Class B ordinary shares with a par value of US$0.0001 each;* ***to*** *US$200,000 divided into 2,000,000,000 ordinary shares with a par value of US$0.0001 each consisting of 1,950,000,000 Class A ordinary shares with a par value of US$0.0001 each; and (ii) 50,000,000 Class B ordinary share with a par value of US$0.0001 each, by the creation of 1,500,000,000 Class A ordinary shares with a par value of US$0.0001 each (the "****Share Capital Increase****")."*	☐	☐	☐
2. THE MEMORANDUM AND ARTICLES AMENDMENT NO. 1 PROPOSAL. *"It is resolved, as a special resolution, that subject to and immediately following the Share Capital Increase being effected, the Company adopt an amended and restated memorandum and articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated September 9, 2026, in substitution for, and to the exclusion of, the Company's existing memorandum and articles of association."*	☐	☐	☐
3. THE SHARE CONSOLIDATION PROPOSAL. *"It is resolved as an ordinary resolution, subject to the Share Capital Increase being effected and the closing bid price on any trading day of the Company's Class A ordinary shares with a par value of US$0.0001 each listed on Nasdaq Capital Market being below US$0.12 per share (the "****Trigger Event****"), that on the 15th trading day after the Trigger Event or such later date as accepted by NASDAQ:*	☐	☐	☐

(a) the authorised, issued, and outstanding shares of the Company (collectively, the Shares) be consolidated and divided by consolidating:

(i) every 50 Class A ordinary shares with a par value of US$0.0001 each into one Class A Ordinary Share with a par value of US$0.005; and

(ii) every 50 Class B ordinary shares with a par value of US$0.0001 each into one Class B ordinary Share with a par value of US$0.005,

*with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company's memorandum and articles of association (the "****Share Consolidation****");*

(b) as a result of the Share Consolidation, the authorised share capital of the Company be amended from *US$200,000 divided into 2,000,000,000 ordinary shares with a par value of US$0.0001 each consisting of (i) 1,950,000,000 Class A ordinary shares with a par value of US$0.0001 each; and (ii) 50,000,000 Class B ordinary share with a par value of US$0.0001 each;*

to *US$200,000 divided into 40,000,000 ordinary shares with a par value of US$0.005 each consisting of: (i) 39,000,000 Class A ordinary shares with a par value of US$0.005 each; and (ii) 1,000,000 Class B ordinary shares with a par value of US$0.005 each; and*

(c) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share."

	For	Against	Abstain
4. THE MEMORANDUM AND ARTICLES AMENDMENT NO. 2 PROPOSAL. "It is resolved, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt amended and restated memorandum and articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated September 9, 2026, in substitution for, and to the exclusion of, the Company's then-existing memorandum and articles of association, to reflect the Share Consolidation."	☐	☐	☐
5. THE ADJOURNMENT PROPOSAL. "It is resolved, as an ordinary resolution, to adjourn the extraordinary general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals."	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. T03801-S48334 ZHIBAO TECHNOLOGY INC. EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS SEPTEMBER 29, 2026 AT 9:00 P.M. SHANGHAI, CHINA TIME (SEPTEMBER 29, 2026, 9:00 AM EASTERN TIME) THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The shareholder(s) hereby appoint(s) _______________ of _____________ or, if no person is otherwise specified, Botao Ma with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all ordinary shares of ZHIBAO TECHNOLOGY INC. that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of Shareholders to be held at 9:00 p.m. Shanghai, China time (September 29, 2026, 9:00 AM Eastern Time), on September 29, 2026, virtually at www.virtualshareholdermeeting.com/ZBAO2026SM, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Continued and to be signed on reverse side